OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0157 Expires: August 31, 2013 Estimated average burden hours per response. . . . . . . .3

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

(b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

(d) The fund has become a business development company ("Business Development Company").

2.
If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Potential persons who are to respond to the collection of
SEC 1691 (5-02)	information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	☐	Merger

	☒	Liquidation

	☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10of this form and complete verification at the end of the form.)

2.	Name of fund: Larch Lane Multi-Strategy Fund, L.L.C. (the "Fund")

3.	Securities and Exchange Commission File No.: 811-21896

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Larch Lane Multi-Strategy Fund, L.L.C.
800 Westchester Avenue, S-618
Rye Brook, New York 10573

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Pamela Poland Chen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2149

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, New York 10573

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, New York 10573

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Old Mutual Investment Partners
4643 South Ulster Street, Sixth Floor
Denver, Colorado 80237

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositor’s name(s) and address(es):

	(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:
Name(s):

File No.: 811- __________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: May 26, 2011

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to Section 7.1 of the Fund's limited liability company agreement, a shareholder vote is not required in order to liquidate or dissolve the Fund.

II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No Please see response to Item 18(b) below.

(a)	If Yes, list the date(s) on which the fund made those distributions:

August 1, 2011. Please see response to Items 16(d) and 18(b) below.

(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Please see response to Item 18(b) below.  The Board of Managers of Larch Lane Multi-Strategy Master Fund, L.L.C. (the "Master Fund"), in which the Fund invested substantially all of its assets, authorized the liquidation of the Fund and Master Fund pursuant to an Agreement and Plan of Liquidation (the "Plan of Liquidation") and directed that the Master Fund transfer all of its remaining assets into a liquidating trust, which periodically will make cash distributions based upon each Fund investor's pro rata ownership in the liquidating trust, which corresponds to the percentage of Fund units owned by such investor.  The first cash distribution by the Fund, which amounted to approximately 50% of the net asset value of the Fund as of July 31, 2011, was first sent to investors at the beginning of August 2011.  In addition, effective August 1, 2011, each investor in the Fund has received a pro rata interest in the liquidating trust based on the number of Fund units owned by the investor as of August 1, 2011.

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐ Yes ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐ Yes ☒ No Please see response to Item 18(b) below.

If No,
(a)	How many shareholders does the fund have as of the date this form is filed? None.

(b)	Describe the relationship of each remaining shareholder to the fund:

On May 26, 2011, the Boards of Managers (the "Boards") of the Fund, Larch Lane Multi-Strategy Institutional Fund, L.L.C. and the Master Fund (collectively, the "Funds") determined to liquidate the Funds.  The liquidation of the Funds is being effected in accordance with the Plan of Liquidation that was approved by the Boards.  Consistent with the Plan of Liquidation, a Delaware statutory trust was formed pursuant to a trust agreement dated July 27, 2011 (the "Liquidating Trust").  Under the terms of the Plan of Liquidation, Larch Lane Advisors LLC ("Larch Lane") serves as liquidator of the Liquidating Trust and does not receive any fee in exchange for these services.  Each investor in the Fund has received a pro rata interest in the Liquidating Trust ("Units") based on the number of Fund units owned by the investor as of August 1, 2011.  Effective as of August 1, 2011, the Master Fund, in which the Fund invested substantially all of its assets, transferred all of its remaining assets and specified liabilities, including receivables and all rights, title and interest in all of its assets, to the Liquidating Trust based on net asset value.  The Liquidating Trust will seek to raise cash through an orderly liquidation of its assets and distribute cash, net of amounts needed to pay its expenses and other liabilities, periodically to the owners of Units.  As of the date of this filing, the Fund has no assets or liabilities has been dissolved under the state law of Delaware.

The Liquidating Trust is not required to register under the Investment Company Act of 1940 ("1940 Act") because all of its activities are incidental to its dissolution.  See Section 7(a) of the 1940 Act.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒ Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Please see response to Item 18(b).

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☒ No
Please see response to Item 18(b). The Fund has been dissolved under the state law of Delaware.

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

The Fund has been dissolved under the state law of Delaware.

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $45,000.00

		(ii)	Accounting expenses: $0

		(iii)	Other expenses (list and identify separately):
Insurance: $28,125

		(iv)	Total expenses (sum of lines (i)-(iii) above): $73,125

	(b)	How were those expenses allocated? Allocated based on members’ capital account percentages.

(c)
Who paid those expenses?  Larch Lane will bear all costs associated with the establishment of the Liquidating Trust.  Pursuant to the Plan of Liquidation approved by the Boards on May 26, 2011, the Fund will pay all other expenses incurred in connection with the liquidation, which are included in the list of expenses above in 22(a).

	(d)	How did the fund pay for unamortized expenses (if any)? None; not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Larch Lane Multi-Strategy Fund, L.L.C., (ii) he or she is an authorized signatory of Larch Lane Multi-Strategy Fund, L.L.C., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

Larch Lane Advisors LLC

o/b/o Larch Lane Multi-Strategy Fund, L.L.C.

/s/ Ross Weissman
Name	Ross Weissman
Title	Authorized Signatory